                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                           For the month of May, 2006

                                   TEFRON LTD.
                 (Translation of registrant's name into English)

            IND. CENTER TERADYON, P.O. BOX 1365, MISGAV 20179, ISRAEL
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Attached hereto and incorporated by reference herein is a copy of Tefron's press release, dated May 8, 2006, announcing first quarter 2006 results.

The press release contains non-GAAP financial measures. In this regard, GAAP refers to generally accepted accounting principles in the United States.
Pursuant to regulations promulgated by the Securities and Exchange Commission, the Company has provided reconciliations within the press release of the non-GAAP financial measures to the most directly comparable GAAP financial measures.

As announced on April 27, 2006, Tefron closed the sale of its ownership interest in AlbaHealth. Accordingly, Tefron will cease to consolidate the financial statements of AlbaHealth from the closing date onward.

The pro-forma results provided in the press release exclude the consolidation of the results of AlbaHealth currently and historically. Given that Tefron will cease to consolidate the financial statements of AlbaHealth from the closing date onward, management believes that the presentation of the pro forma information provides investors with a better understanding of Tefron's financial results going forward and assists investors in comparing Tefron's historical, current and future expected results.

EBITDA represents earnings (loss) before interest, taxes, depreciation and amortization and other income (expenses). EBITDA is presented in the earnings release because management believes that it enhances the understanding of our operating results and is of interest to our investors and lenders in relation to our debt covenants, as certain of the debt covenants include adjusted EBITDA as a performance measure. EBITDA, however, should not be considered as an alternative to operating income or income for the period as an indicator of our operating performance. Similarly, EBITDA should not be considered as an alternative to cash flows form operating activities as a measure of liquidity.
EBITDA is not a measure of financial performance under generally accepted accounting principles and may not be comparable to other similarly titled measures for other companies.

This Form 6-K is hereby incorporated by reference into Tefron Ltd.'s
Registration Statement on Form F-3 (Registration No. 333-128847) and its
Registration Statement on Form S-8 (Registration No. 333-111932).

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          TEFRON LTD.
                                          (Registrant)

                                          By: /s/ Asaf Alperovitz
                                          -----------------------
                                          Asaf Alperovitz
                                          Chief Financial Officer

                                          By: /s/ Hanoch Zlotnik
                                          -----------------------
                                          Hanoch Zlotnik
                                          Finance Manager

Date: May 8, 2006

                    TEFRON REPORTS FIRST QUARTER 2006 RESULTS

                         STRONG GROWTH IN PROFITABILITY

FIRST QUARTER 2006 HIGHLIGHTS

o    REVENUES REACHED $56.8 MILLION DURING THE QUARTER, UP 8.0% OVER THE SAME
     PERIOD IN 2005. ON A PRO-FORMA BASIS, EXCLUDING THE RECENTLY SOLD
     ALBAHEALTH BUSINESS, FIRST QUARTER REVENUES REACHED $49.4 MILLION, UP 11.0%
     OVER THE SAME PERIOD IN 2005.

o    GROSS MARGINS REACHED 24.5% AND OPERATING MARGINS REACHED 14.1% IN THE
     QUARTER. ON A PRO-FORMA BASIS EXCLUDING ALBAHEALTH, GROSS MARGINS REACHED
     24.3% AND OPERATING MARGINS REACHED 15.1% IN THE QUARTER.

o    NET INCOME REACHED $5.4 MILLION (9.5% OF REVENUES). ON A PRO-FORMA BASIS
     EXCLUDING ALBAHEALTH, NET INCOME REACHED $5.2 MILLION (10.6% OF REVENUES).

o    FULLY DILUTED EPS WAS $0.26 IN THE QUARTER COMPARED WITH $0.07 IN THE SAME
     PERIOD IN 2005. ON A PRO-FORMA BASIS EXCLUDING ALBAHEALTH, FULLY DILUTED
     EPS REACHED $0.25 IN THE QUARTER COMPARED WITH $0.05 IN THE SAME PERIOD IN
     2005.

o    EBITDA FOR THE QUARTER WAS $10.5 MILLION COMPARED WITH $5.6 MILLION IN THE
     SAME PERIOD IN 2005. ON A PRO-FORMA BASIS EXCLUDING ALBAHEALTH, EBITDA WAS
     $9.8 MILLION IN THE QUARTER COMPARED WITH $4.3 MILLION IN THE SAME PERIOD
     IN 2005.

MISGAV, ISRAEL, MAY 8, 2006-- Tefron Ltd. (NYSE:TFR; TASE:TFRN), a leading producer of seamless intimate apparel and engineered-for-performance (EFPTM)
active wear, today announced financial results for the first quarter of 2006.

As announced on April 27, 2006, Tefron closed the sale of its ownership interest in AlbaHealth. Accordingly, Tefron will cease to consolidate the financial statements of AlbaHealth from the closing date onward. To enable a clearer picture of Tefron's financial results, Tefron provides its financial results below both on a pro-forma basis, excluding the results of AlbaHealth, as well as on a GAAP basis. Reconciliation between the results on a GAAP and pro-forma basis is provided in a table immediately following the Consolidated Statement of
Operations.

Tefron also announced today that it had signed an agreement to form a joint venture in China with Langsha Knitting Co., Ltd., a leading Chinese textile brand name company, and Itochu CORPORATION, a Japanese Fortune-500 company with significant business interests and vast experience managing multinational joint ventures in China. The joint venture was formed to manufacture seamless underwear for the Asian market using Santoni knitting machines contributed by
Tefron USA. Tefron will hold 50.1% of the equity of the joint-venture. The parties expect the joint venture to become operational within the next few months.

FIRST QUARTER 2006 RESULTS

First quarter revenues reached $56.8 million, representing an 8.0% increase over the first quarter of 2005. On a pro-forma basis excluding AlbaHealth, revenues for the quarter reached $49.4 million, representing an 11.0% increase over the first quarter of 2005. The growth in revenues over the first quarter of 2005 were mainly due to the growth in sales of the Company's active-wear product line, and in particular sales to Nike for their Nike Pro category, as well as due to the growth in sales of the Company's swimwear product line. Revenues from the swimwear product line are typically the strongest in the first quarter of the year due to the seasonality of the swimwear business.

On a GAAP basis, the 2006 first quarter gross margin increased to 24.5% from
15.8% in the first quarter of 2005. Operating income grew to $8.0 million (14.1%
of revenues) compared with an operating income of $3.2 million (6.1% of revenues) in the first quarter of 2005. Net income for the quarter reached $5.4 million or $0.26 per diluted share (9.5% of revenues) compared with a net income of $1.2 million or $0.07 per diluted share (2.3% of revenues) in the first quarter in 2005.

Pro-forma gross margin in the first quarter of 2006 increased to 24.3% from
12.8% in the first quarter of 2005. Pro-forma operating income grew to $7.5 million (15.1% of revenues) compared to a pro forma operating income of $2.0 million (4.5% of revenues) in the first quarter of 2005. Pro-forma net income reached $5.2 million or $0.25 per diluted share (10.6% of revenues) compared with a pro-forma net income of $0.8 million or $0.05 per diluted share (1.8% of revenues) in the first quarter of 2005.

The improvement in profitability was due to continuous improved operating efficiencies in all of the Company's divisions and due to a significant reduction in the Company's financial expenses. The efficiency measures include amongst others: increased production and quality performance, and further transfer of sewing capacity to Jordan with lower labor costs. Financial expenses dropped mainly due to the reduction of short term bank debt following the public offering performed on the Tel-Aviv Stock Exchange during the first quarter of
2006".

Mr. Yos Shiran, Chief Executive Officer of Tefron, commented, "We have demonstrated a solid start to 2006, continuing on our growth strategy from last year. Most significantly, the increase in our revenues was accompanied by an improvement in both our gross and operating margins."

Mr. Shiran, continued, "Our first quarter results reflect strength in our active-wear and swimwear product lines in accordance with our strategic plan. We are looking for a significant increase in our active-wear revenues in the second half of the year as we work to further expand our product lines while entering into new categories and increase the visibility of our EFP(TM) technology."

Mr. Shiran commented on the Chinese joint venture, "This marks our entrance into the Asian market, and in particular, the fast growing Chinese market. The joint venture provides us with facilities, manpower, management and infrastructure in
China. It also provides us with an existing sales and distribution channel through a leading brand. We see significant long-term potential in this joint venture."

CONFERENCE CALL
--------------------------------------------------------------------------------
The Company will be hosting a conference call today, May 8, 2006 at 10:00am EDT.
On the call, management will review and discuss the results, and will be available to answer investor questions.

To participate, please call one of the following teleconferencing numbers.
Please begin placing your calls at least 5 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

                        US DIAL-IN NUMBER: 1 866 860 9642
                        UK DIAL-IN NUMBER: 0 800 917 9141
                       ISRAEL DIAL-IN NUMBER: 03 918 0609
                  INTERNATIONAL DIAL-IN NUMBER: +972 3 918 0609

For those unable to listen to the live call, a replay of the call will be available for three months from the day after the call in the investor relations section of Tefron's website, at: www.tefron.com

ABOUT TEFRON
--------------------------------------------------------------------------------
Tefron manufactures boutique-quality everyday seamless intimate apparel, active wear and swim wear sold throughout the world by such name-brand marketers as
Victoria's Secret, Nike, The Gap, Banana Republic, Target, Warnaco/Calvin Klein,
Patagonia, Reebok and El Corte Englese, as well as other well known retailers and designer labels. The company's product line includes knitted briefs, bras, tank tops, boxers, leggings, crop, T-shirts, nightwear, bodysuits, swim wear, beach wear and active-wear. The Company's Healthcare Division manufactures and sells a range of textile healthcare products.

THIS PRESS RELEASE CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS WITH RESPECT TO
THE COMPANY'S BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS. THESE
FORWARD LOOKING STATEMENTS ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD
CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTEMPLATED IN SUCH
FORWARD-LOOKING STATEMENTS, INCLUDING, BUT NOT LIMITED TO, FLUCTUATIONS IN
PRODUCT DEMAND, CHANGING ECONOMIC CONDITIONS, LOWER PRICES AS WELL AS CERTAIN
OTHER RISKS DETAILED FROM TIME TO TIME IN THE COMPANY'S FILINGS WITH THE
SECURITIES AND EXCHANGE COMMISSION. THE COMPANY UNDERTAKES NO OBLIGATION TO
PUBLICLY RELEASE ANY REVISIONS TO THESE FORWARD-LOOKING STATEMENTS TO REFLECT
EVENTS OR CIRCUMSTANCES AFTER THE DATE HEREOF OR TO REFLECT THE OCCURRENCE OF
UNANTICIPATED.

CONTACTS
--------------------------------------------------------------------------------

COMPANY CONTACT:                       IR CONTACT:
Asaf Alperovitz                        Ehud Helft / Kenny Green
Chief Financial Officer                G.K. Investor Relations
+972-4-9900803                         1 866 704 6710
aasaf@tefron.com                       ehud@gkir.com / kenny@gkir.com

TABLE 1: SALES BY SEGEMENT
--------------------------------------------------------------------------------

                    Three months ended          Three months ended             Year ended
                       March 31, 2006              March 31, 2005           December 31, 2005
                 --------------------------  -------------------------  -------------------------
                 USD Thousands   % of total  USD Thousands  % of total  USD Thousands  % of total
                 -------------   ----------  -------------  ----------  -------------  ----------
Cut & sew             22,961        40.4%        19,611        37.3%        61,454        29.9%
Seamless              26,406        46.5%        24,844        47.2%       109,882        53.4%
Healthcare USA         7,474        13.1%         8,164        15.5%        34,249        16.7%
Total                 56,841       100.0%        52,619       100.0%       205,585       100.0%

TABLE 2: SALES BY PRODUCT LINE
--------------------------------------------------------------------------------

                              Three months ended         Three months ended           Year ended
                                March 31, 2006              March 31, 2005         December 31, 2005
                          --------------------------  ------------------------  -------------------------
PRODUCT LINE              USD Thousands   % of total  USD Thousands % of total  USD Thousands  % of total
------------              -------------   ----------  ------------  ----------  -------------  ----------

Intimate Apparel               25,426        44.7%        24,341        46.3%       101,625         49.4%
Active wear                    14,049        24.7%        11,957        22.7%        51,961         25.3%
Swimwear                        9,892        17.4%         8,157        15.5%        17,750          8.6%
Health care products            7,474        13.2%         8,164        15.5%        34,249         16.7%
Total                          56,841       100.0%        52,619       100.0%       205,585        100.0%

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                               MARCH 31,            DECEMBER 31,
                                                       -----------------------       --------
                                                         2006           2005           2005
                                                       --------       --------       --------
                                                              UNAUDITED
                                                       -----------------------

    ASSETS

CURRENT ASSETS:
  Cash and cash equivalents                            $ 11,934       $  4,937       $  8,201
  Trade receivables                                      31,344         25,130         30,501
  Other accounts receivable and prepaid expenses          4,532          5,892          4,981
  Inventories                                            32,837         29,985         29,919
                                                       --------       --------       --------

Total current assets                                     80,647         65,944         73,602
                                                       --------       --------       --------

DEFERRED INCOME TAXES                                         -          2,427              -
                                                       --------       --------       --------

PROPERTY, PLANT AND EQUIPMENT:                           85,235         92,934         86,928
                                                       --------       --------       --------

GOODWILL                                                 25,060         30,743         25,060
                                                       --------       --------       --------

OTHER                                                       228            431            290
                                                       --------       --------       --------

TOTAL assets                                           $191,170       $192,479       $185,880
                                                       ========       ========       ========

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

                                                                           MARCH 31,               DECEMBER 31,
                                                                  --------------------------        ---------
                                                                    2006             2005             2005
                                                                  ---------        ---------        ---------
                                                                          UNAUDITED
                                                                  --------------------------

    LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
  Short-term bank credit                                          $   3,008        $  21,407        $  17,713
  Current maturities of long-term debt:                               7,623            9,130            7,623
  Trade payables                                                     30,828           30,236           30,385
  Other accounts payable and accrued expenses                         8,264            9,346            9,104
                                                                  ---------        ---------        ---------

TOTAL current liabilities                                            49,723           70,119           64,825
                                                                  ---------        ---------        ---------

LONG-TERM LIABILITIES:
  Banks and other loans (net of current maturities)                  39,242           45,679           41,034
  Deferred taxes                                                     11,603            5,828            9,116
  Accrued severance pay, net                                          2,060            2,542            2,061
                                                                  ---------        ---------        ---------

TOTAL long-term liabilities                                          52,905           54,049           52,211
                                                                  ---------        ---------        ---------

MINORITY INTEREST                                                    14,183           16,614           14,159
                                                                  ---------        ---------        ---------

SHAREHOLDERS' EQUITY:
  Share capital
    Ordinary shares of NIS 1 par value: Authorized:
    50,000,000 shares; Issued: 20,949,420, 18,068,580 and
    19,010,376 shares as of March 31, 2006 and 2005 and as
    of December 31, 2005 respectively;
     Outstanding: 19,952,020, 17,071,180 and 18,012,976
      shares as of March 31, 2006 and 2005 and as of
      December 31, 2005 respectively;                                 7,229            6,595            6,810
    Deferred shares of NIS 1 par value: Authorized: 4,500
      shares; Issued and outstanding: 0, 4,500 and 0 shares
      as of March 31, 2006 and 2005 and as of December 31,
      2005 respectively                                                   -                1                -
  Additional paid-in capital                                         96,967           82,875           83,069
  Deferred stock-based compensation                                       -             (388)            (198)
  Less - 997,400 Ordinary shares in treasury, at cost                (7,408)          (7,408)          (7,408)
  Cumulative other comprehensive loss                                    83                -              307
  Accumulated deficit                                               (22,512)         (29,978)         (27,895)
                                                                  ---------        ---------        ---------

TOTAL shareholders' equity                                           74,359           51,697           54,685
                                                                  ---------        ---------        ---------

TOTAL liabilities and shareholders' equity                        $ 191,170        $ 192,479        $ 185,880
                                                                  =========        =========        =========

CONSOLIDATED STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

                                                                             THREE MONTHS ENDED                  YEAR ENDED
                                                                                   MARCH 31,                    DECEMBER 31,
                                                                        --------------------------------        ------------
                                                                           2006                 2005                2005
                                                                        ------------        ------------        ------------
                                                                                   UNAUDITED
                                                                        --------------------------------

 Sales                                                                  $     56,841        $     52,619        $    205,585
 Cost of sales                                                                42,897              44,287             166,217
                                                                        ------------        ------------        ------------

 Gross profit                                                                 13,944               8,332              39,368
 Selling, general and administrative expenses                                  5,902               5,119              19,837
 Impairment and other expenses related to the put option exercise                  -                   -               6,073
                                                                        ------------        ------------        ------------

 Operating income                                                              8,042               3,213              13,458
 Financial expenses, net                                                         558                 840               4,371
 Other income                                                                     15                   -                 409
                                                                        ------------        ------------        ------------

 Income before taxes on income                                                 7,499               2,373               9,496
 Taxes on income                                                               1,952                 709               7,818
 Minority interest in losses (earnings) of a subsidiary                         (164)               (454)              1,615
                                                                        ------------        ------------        ------------

 Net income                                                             $      5,383        $      1,210        $      3,293
                                                                        ============        ============        ============

 Basic and diluted earnings  per share :

   Basic net earnings per share                                         $       0.27        $       0.07        $       0.19
                                                                        ============        ============        ============
   Diluted net earnings per share                                       $       0.26        $       0.07        $       0.18
                                                                        ============        ============        ============

 Weighted average number of shares used for computing basic
   earning per share                                                      19,703,654          17,031,013          17,719,275
                                                                        ============        ============        ============

 Weighted average number of shares used for computing diluted
 earning per share                                                        20,816,656          17,396,179          18,542,618
                                                                        ============        ============        ============

                                       10

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE DATA

                                                                                                             CUMULATIVE
                                                                            ADDITIONAL      DEFERRED           OTHER                             TOTAL
                                                ORDINARY      DEFERRED       PAID-IN       STOCK-BASED      COMPREHENSIVE   ACCUMULATED      COMPREHENSIVE        TREASURY
                                                 SHARES        SHARES        CAPITAL      COMPENSATION          GAIN          DEFICIT           INCOME             SHARES            TOTAL
                                                --------       -------       --------        --------        ----------       --------        -----------       ------------        --------

 Balance as of January 1, 2005                  $  6,582       $     1       $ 79,243        $   (486)        $       -       $(31,188)                         $     (7,408)       $ 46,744

 Settlement of the conditional obligation
   with respect to issuance of shares                200             -          3,254               -                 -              -                                     -           3,454
 Exercise of stock options                            28             -            428               -                 -              -                                     -             456
 Cancellation of deferred shares                       -            (1)             1               -                 -              -                                     -               -
 Deferred stock-based compensation                     -             -            143            (143)                -              -                                     -               -
 Amortization of deferred stock-based
   compensation                                        -             -              -             431                 -              -                                     -             431
 Comprehensive income:
   Unrealized gain on hedging derivative               -             -              -               -               307              -        $       307                  -             307
   Net income                                          -             -              -               -                 -          3,293              3,293                  -           3,293
                                                --------       -------       --------        --------        ----------       --------        -----------       ------------        --------

 Total comprehensive income                                                                                                                   $     3,600
                                                                                                                                              ===========
 Balance as of December 31, 2005                   6,810             -         83,069            (198)              307        (27,895)                               (7,408)         54,685

 Issuance of shares and options (net of
   issuance expenses in the amount of $1,315)        389             -         13,445               -                 -              -                                     -          13,834
 Exercise of stock options                            30             -            456               -                 -              -                                     -             486
 Reversal of deferred stock-based
   compensation                                        -             -           (198)            198                 -              -                                     -               -
 Compensation related to options granted
   to employees                                        -             -            195               -                 -              -                                     -             195
 Comprehensive income:
   Unrealized loss on hedging derivative               -             -              -               -              (224)             -        $      (224)                 -            (224)
   Net income                                          -             -              -               -                 -          5,383              5,383                  -           5,383
                                                --------       -------       --------        --------        ----------       --------        -----------       ------------        --------

Total comprehensive income                                                                                                                    $     5,159
                                                                                                                                              ===========
 Balance as of March 31, 2006 (unaudited)       $  7,229       $     -       $ 96,967       $       -        $       83       $(22,512)                         $     (7,408)       $ 74,359
                                                ========       =======       ========        ========        ==========       ========                          ============        ========

                                       11

CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                                           THREE MONTHS ENDED
                                                                                MARCH 31,             YEAR ENDED
                                                                       ------------------------      DECEMBER 31,
                                                                         2006            2005            2005
                                                                       --------        --------        --------
                                                                               UNAUDITED
                                                                       ------------------------

 CASH FLOWS FROM OPERATING ACTIVITIES
   Net income                                                          $  5,383        $  1,210        $  3,293
   Adjustments to reconcile net income to net cash provided by operating activities
   Depreciation, amortization and impairment of property, plant
     and equipment                                                        2,270           2,305          10,348
   Impairment of goodwill related to the put option exercise                  -               -           5,683
   Compensation related to options granted to employees                     195              98             431
   Decrease in accrued severance pay, net                                    (1)           (124)           (588)
   Increase in deferred income taxes                                      2,598             283           7,126
   Gain on sale of property and equipment, net                              (15)            (18)           (409)
   Minority interest in earnings (losses) of a subsidiary                   164             454          (1,615)
   Increase in trade receivables, net                                      (843)         (3,728)         (9,099)
    Decrease (increase) in other accounts receivable and prepaid
     expenses                                                              (999)           (504)            682
   Decrease (increase) in inventories                                    (2,918)          3,152           3,218
   Increase  in trade payables                                              443           1,245           1,394
   Increase (decrease) in other accounts payable and accrued
     expenses                                                              (824)            694             347
                                                                       --------        --------        --------

Net cash provided by operating activities                                 5,453           5,067          20,811
                                                                       --------        --------        --------

 CASH FLOWS FROM INVESTING ACTIVITIES
   Purchase of property, plant and equipment                               (631)         (1,748)         (5,255)
   Investment grants received                                             1,218             337             452
   Proceeds from sale of property, plant and equipment                       10              37             475
   Proceed from the Company's insurance policy for plant and
   machinery damage                                                           -               -             619
   Acquisition of Macro Clothing                                              -             (83)           (261)
                                                                       --------        --------        --------

 Net cash provided by (used in) investing activities                        597          (1,457)         (3,970)
                                                                       --------        --------        --------

 CASH FLOWS FROM FINANCING ACTIVITIES
   Repayment of long-term bank loans and other loans                     (1,792)         (2,257)         (8,289)
   Payment under capital lease                                                -             (86)           (206)
   Increase (decrease) in short-term bank credit, net                   (14,705)             52          (3,642)
   Dividend paid to minority interest in subsidiaries                      (140)           (131)           (517)
   Proceeds from exercise of stock options                                  486             191             456
   Proceeds from issuance of shares and options, net                     13,834               -               -
                                                                       --------        --------        --------

 Net cash used in financing activities                                   (2,317)         (2,231)        (12,198)
                                                                       --------        --------        --------

 Increase  in cash and cash equivalents                                   3,733           1,379           4,643
 Cash and cash equivalents at the beginning of the period                 8,201           3,558           3,558
                                                                       --------        --------        --------

 Cash and cash equivalents at the end of the period                    $ 11,934        $  4,937        $  8,201
                                                                       ========        ========        ========

                                       12

RECONCILIATION OF GAAP AND NON-GAAP FINANCIAL RESULTS
--------------------------------------------------------------------------------
U.S DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

                                        THREE MONTHS ENDED MARCH 31, 2006                 THREE MONTHS ENDED MARCH 31, 2005
                                  ---------------------------------------------      ---------------------------------------------
                               GAAP (AS REPORTED)  ALBA HEALTH        NON-GAAP   GAAP (AS REPORTED)   ALBA HEALTH       NON-GAAP
                                  -----------      -----------      -----------      -----------      -----------      -----------

Sales                                  56,841            7,474           49,367           52,619            8,164           44,455
Cost of sales                         (42,897)          (5,524)         (37,373)         (44,287)          (5,527)         (38,760)
                                  -----------      -----------      -----------      -----------      -----------      -----------
Gross profit                           13,944            1,950           11,994            8,332            2,637            5,695

Selling and G&A expenses               (5,902)          (1,382)          (4,520)          (5,119)          (1,425)          (3,694)
                                  -----------      -----------      -----------      -----------      -----------      -----------
Operating income                        8,042              568            7,474            3,213            1,212            2,001

Financial expenses                       (558)            (243)            (315)            (840)            (316)            (524)
Other income                               15                -               15                -                -                -
Taxes on income                        (1,952)              (9)          (1,943)            (709)             (17)            (692)
Minority interest in earnings
(losses) of a subsidiary                 (164)            (164)               -             (454)            (454)               -
                                  -----------      -----------      -----------      -----------      -----------      -----------
Net income (loss)                       5,383              152            5,231            1,210              425              785
                                  ===========      ===========      ===========      ===========      ===========      ===========

Basic net earnings
(losses) per share                $      0.26                       $      0.27      $      0.07                       $      0.05
                                  ===========                       ===========      ===========                       ===========
Diluted net earnings
(losses) per share                $      0.26                       $      0.25      $      0.07                       $      0.05
                                  ===========                       ===========      ===========                       ===========

Weighted average number
of shares used in computing
basic net earnings (loss)
per share                          19,703,654                        19,703,654       17,031,013                        17,031,013
                                  ===========                       ===========      ===========                       ===========
Weighted average number
of shares used in
computing diluted
net earnings (loss)
per share                          20,816,656                        20,816,656       17,396,179                        17,396,179
                                  ===========                       ===========      ===========                       ===========

 EBITDA                                10,507              679            9,828            5,616            1,327            4,289
                                  ===========      ===========      ===========      ===========      ===========      ===========

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CALCULATION OF THE EBITDA
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                                  Three months ended,        Year ended,
                                                                       March 31,             December 31,
                                                                ------------------------       --------
                                                                  2006            2005           2005
                                                                --------        --------       --------

Income before taxes on income
(see Sttatement of operation)                                   $  7,499        $  2,373       $  9,496
Finance expenses ,net
(see Statement of operation)                                    $    558        $    840       $  4,371
Other income, net
(see Statement of operation)                                    $    (15)              -       $   (409)
Depreciation and amortization (see Cash Flows Statements)       $  2,270        $  2,305       $ 10,348
Amortization of deferred stock-based compensation
(see Cash Flows Statements)                                     $    195        $     98       $    431
Impairment of goodwill related to the put option exercise
(see Cash Flows Statements)                                            -               -          5,683
                                                                --------        --------       --------
 EBITDA                                                         $ 10,507        $  5,616       $ 29,920
                                                                ========        ========       ========

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